DREAM FINDERS HOMES, INC.
14701 Philips Highway, Suite 300
Jacksonville FL, 32256

March 21, 2022

VIA EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance - Office of Real Estate and Construction
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Ms. Melanie Singh

Re:	Acceleration of Effective Date Dream Finders Homes, Inc. Registration Statement on Form S‑3 (File No. 333-263603)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Dream Finders Homes, Inc. (the “Registrant”), hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”), be accelerated so that the Registration Statement becomes effective under the Securities Act by 5:00 p.m., Eastern Time, on March 23, 2022, or as soon thereafter as practicable.

The Registrant respectfully requests that you notify Mr. John Wolfel of Foley & Lardner LLP of such effectiveness by a telephone call to (904) 359-8778.

Very truly yours,

Dream Finders Homes, Inc.

By:	/s/ L. Anabel Fernandez
L. Anabel Fernandez
Interim Chief Financial Officer